U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 6)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [    ]

Securities Act Rule 802 (Exchange Offer) [ X ]

Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) [    ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [    ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [    ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [    ]

Canmarc Real Estate Investment Trust

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English)

Québec, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Cominar Real Estate Investment Trust

(Name of Person(s) Furnishing Form)

Real Estate Investment Trust Units

(Title of Class of Subject Securities)

CA1376412054

US137641106 (Rule 144A)

(CUSIP Number of Class of Securities (if applicable)

Michel Dallaire

Cominar Real Estate Investment Trust

455 rue du Marais

Québec City, Québec, Canada

G1M 3A2

(418) 681-8151

with a copy to:

Scott M. Tayne, Esq.

Davies Ward Phillips & Vineberg LLP

900 Third Avenue, 24th Floor

New York, New York 10022

(212) 308-8866

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Received Notices and Communications on Behalf of Subject Company

December 2, 2011

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Document Number	Description

1.	Offer to Purchase and Circular, dated December 2, 2011*

2.	Letter of Transmittal**

3.	Notice of Guaranteed Delivery**

4.	Notice of Variation and Extension dated January 16, 2012***

5.	Notice of Extension dated January 27, 2012****

6.	Notice of Compulsory Acquisition by Cominar Acquisition Group, dated February 10, 2012

7.	Transmittal and Election Form

(b)

Document Number	Description

1.	Letter of Transmittal (as amended)***

2.	Notice of Guaranteed Delivery (as amended)***

*	Previously furnished on the filing person’s Form CB submitted to the Securities and Exchange Commission (the “SEC”) on December 5, 2011.
**	Previously furnished on Amendment No. 1 to the filing person’s Form CB submitted to the SEC on December 15, 2011.
***	Previously furnished on Amendment No. 3 to the filing person’s Form CB submitted to the SEC on January 17, 2012.
****	Previously furnished on Amendment No. 4 to the filing person’s Form CB submitted to the SEC on January 30, 2012.

Item 2.	Informational Legends

Legends compliant with Rule 802(b) under the Securities Act of 1933, as amended, have been included in the offering document described in Part I Item 1(a)(1), above.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

The Offer (as defined below) was not approved or disapproved by any securities regulatory authority, nor did any securities regulatory authority pass upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

February 10, 2012

NOTICE OF COMPULSORY ACQUISITION

Pursuant to section 6.26 of the

Declaration of Trust

(as defined below)

by

COMINAR ACQUISITION GROUP

(as defined below)

in connection with its

OFFER TO PURCHASE

all of the issued and outstanding trust units

(together with associated rights issued under any unitholder rights plan)

(the “Canmarc Units”)

of

CANMARC REAL ESTATE INVESTMENT TRUST

for consideration per Canmarc Unit, at the option of the unitholders, of either:

(i) $16.50 cash

or

(ii) 0.7607 trust units of Cominar Real Estate Investment Trust,

subject to proration on the terms described in the Offer

TO:	EACH UNITHOLDER OF CANMARC WHO DID NOT ACCEPT THE ABOVE-MENTIONED OFFER

8012075 Canada Inc., 8012083 Canada Inc., 8012091 Canada Inc., 8012105 Canada Inc., 8012113 Canada Inc., 8012121 Canada Inc., 8012130 Canada Inc., 8012148 Canada Inc., 8012156 Canada Inc. and 8012164 Canada Inc. (collectively, the “Cominar Acquisition Group”), each a wholly-owned subsidiary of Cominar Real Estate Investment Trust (“Cominar”), made an offer on December 2, 2011 (the “Offer”) to purchase solidarily (jointly and severally) all of the issued and outstanding trust units of Canmarc Real Estate Investment Trust (“Canmarc”), other than any trust unit of Canmarc owned directly or indirectly by Cominar and the Cominar Acquisition Group, and all trust units of Canmarc that became issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise, conversion or exchange of Convertible Securities (together with URP Rights, collectively, the “Canmarc Units”). The original Offer was amended and extended on January 16, 2012 and further extended on January 27, 2012. The consideration per Canmarc Unit was increased on January 16, 2012 to, at the option of each holder of Canmarc Units (each, a “Unitholder”), (i) $16.50 in cash (the “Cash Alternative”); or (ii) 0.7607 trust units of Cominar (the “Cominar Units”), subject to proration on the terms described in the Offer. The Offer expired at 5:00 pm (Toronto time) on February 7, 2012.

Capitalized terms used but not otherwise defined in this Notice of Compulsory Acquisition have the respective meanings ascribed thereto in the Offer and accompanying circular dated December 2, 2011, as same was amended by the Notice of Variation and Extension of the Cominar Acquisition Group dated January 16, 2012 and the Notice of Extension of the Cominar Acquisition Group dated January 27, 2012 (together with the Offer, the “Offer and Circular”), which is available under Canmarc’s filing profile at www.sedar.com.

As at the Expiry Time, the Offer had been accepted by holders of approximately 95% of the outstanding Canmarc Units (other than Canmarc Units held at the date of the Offer by Cominar, the Cominar Acquisition Group or any of their respective affiliates or associates). The Cominar Acquisition Group has taken up and paid for all Canmarc Units validly deposited under the Offer.

The Cominar Acquisition Group hereby exercises its right (the “Compulsory Acquisition”) under section 6.26 of the Amended and Restated Declaration of Trust of Canmarc dated as of May 25, 2010, as further amended as of May 11, 2011 (the “Declaration of Trust”) to acquire all of the Canmarc Units not acquired by it under the Offer from the holders thereof (the “Remaining Unitholders”, which definition includes any person who subsequently acquired any such Canmarc Units) on the same terms on which the Cominar Acquisition Group acquired the Canmarc Units that were acquired from the Unitholders who accepted the Offer.

Compulsory Acquisition

Pursuant to section 6.26 of the Declaration of Trust, within 20 days after receiving this Notice of Compulsory Acquisition namely and before March 5, 2012 (the “Final Election Date”), you are required to elect:

(a)	to transfer each Canmarc Unit you own to the Cominar Acquisition Group on the basis of, at your option, (i) $16.50 in cash; or (ii) 0.7607 Cominar Units, subject to proration on the terms described below; or

(b)	to demand payment of the fair value of your Canmarc Units in accordance with subsections 6.26(i) to (r), inclusive, of the Declaration of Trust (a “Fair Value Election”) by notifying the Cominar Acquisition Group and Canmarc at one of the addresses of Computershare Investor Services Inc. (“Computershare”) set out below.

The maximum aggregate number of Cominar Units available under the Offer and the Compulsory Acquisition is limited to 16 million Cominar Units (the “Maximum Unit Consideration”). The portion of the Maximum Unit Consideration available under the Unit Alternative at each Take-up Date on which the Cominar Acquisition Group takes up Canmarc Units shall be proportionate to the ratio of the number of Canmarc Units being taken up on such Take-up Date to the total number of Canmarc Units outstanding calculated on a fully-diluted basis, less the total number of Canmarc Units owned by Cominar and the Cominar Acquisition Group (the “Maximum Take-up Date Unit Consideration” in respect of such Take-up Date). If after taking into account the aggregate number of Cominar Units that would otherwise be issuable on any particular Take-up Date to Remaining Unitholders who have elected the Unit Alternative (the “Requested Number of Cominar Units”), the number of Cominar Units so issued would exceed the Maximum Take-up Date Unit Consideration, then the following prorating provisions will apply to each Remaining Unitholder that has elected the Unit Alternative:

(a)	the Cominar Acquisition Group will deliver to each such Remaining Unitholder such number of Cominar Units as is equal to the product, rounded down to the nearest whole number, of (x) 0.7607, (y) the number of Canmarc Units tendered under the Unit Alternative to such Cominar Acquisition Group by such Remaining Unitholder, and (z) a fraction (the “Unit Prorating Factor”), the numerator of which is the Maximum Take-up Date Unit Consideration and the denominator of which is the Requested Number of Cominar Units; and

(b)	the Cominar Acquisition Group will then pay to each such Remaining Unitholder a cash amount equal to the product of (x) $16.50, (y) the number of Canmarc Units tendered under the Unit Alternative by such Remaining Unitholder and (z) the difference between one and the Unit Prorating Factor, and where a Remaining Unitholder would have been entitled to receive a fraction of a Cominar Unit but for the rounding referred to in paragraphs (a) (x) above, the Cominar Acquisition Group will deliver to such Remaining Unitholder a cash amount equal to the product of (x) $21.69 and (y) such fraction.

IF YOU ARE A REMAINING UNITHOLDER AND YOU DO NOT NOTIFY THE COMINAR ACQUISITION GROUP OF YOUR ELECTION AS INDICATED ABOVE, OR IF AN ELECTION IS IMPROPERLY MADE, YOU WILL BE DEEMED TO HAVE ELECTED TO TRANSFER YOUR CANMARC UNITS TO THE COMINAR ACQUISITION GROUP ON THE BASIS OF THE CASH ALTERNATIVE REFERRED TO IN SUBPARAGRAPH (a)(i) ABOVE. Regardless of your election, Remaining Unitholders are required by subsection 6.26(d)(i) of the Declaration of Trust to send in the certificate(s) representing their Canmarc Units to Computershare, on behalf of the Cominar Acquisition Group and Canmarc, on the Final Election Date, at the latest. Such certificate(s) will be cancelled in connection with the Compulsory Acquisition, regardless of whether or not they are submitted as required.

Within 20 days after the date the Cominar Acquisition Group sends this notice to the Remaining Unitholders, namely on or before March 1, 2012, the Cominar Acquisition Group is required under the Declaration of Trust to pay or transfer to Canmarc the amount of money and Cominar Units that the Cominar Acquisition Group would have had to pay or transfer to a Remaining Unitholder if the Remaining Unitholder had elected to accept the Offer. Canmarc shall be deemed to hold in trust for the Remaining Unitholder the money or Cominar Units it received accordingly, and Canmarc shall deposit the money in a separate account in a Canadian chartered bank and shall place the Cominar Units in the custody of a Canadian chartered bank or similar institution whose deposits are insured by the Canada Deposit Insurance Corporation. The Cominar Acquisition Group will deposit such money and place such Cominar Units within such time period in accordance with the Declaration of Trust.

Within 30 days after the date the Cominar Acquisition Group sends this notice to the Remaining Unitholders, namely on or before March 12, 2012, Canmarc is required; (i) provided that the payment or transfer to Canmarc of the consideration payable in respect of the Offer has been made in accordance with the Declaration of Trust, to transfer to the Cominar Acquisition Group the Canmarc Units which were held by the Remaining Unitholders; (ii) to provide the Remaining Unitholders who elected to accept the Offer and who duly deposited their Canmarc Units under the Offer, the consideration they are entitled to; and (iii) provided that the payment or transfer to Canmarc of the consideration payable in respect of the Offer has been made in accordance with the Declaration of Trust, to send a notice to the Remaining Unitholders stating that the Canmarc Units they held have been cancelled, that the consideration to which they are entitled is being held in trust for the Remaining Unitholders as payment for or in exchange for their Canmarc Units and that Canmarc will send that consideration to the Cominar Acquisition Group without delay after receiving the Canmarc Units.

If a Remaining Unitholder has made a Fair Value Election, the Cominar Acquisition Group may, within 20 days after it has made the payment or transfer to Canmarc of the consideration payable in respect of the Offer in accordance with the Declaration of Trust, apply to a court to fix the fair value of the Canmarc Units of that Remaining Unitholder. If the Cominar Acquisition Group fails to apply to a court as indicated above, a Remaining Unitholder may apply to a court for the same purpose within a further period of 20 days.

Additional information on the Compulsory Acquisition can be found in Section 13 of the Offer and Circular, “Acquisition of Canmarc Units Not Deposited – Compulsory Acquisition”.

Transmittal and Election Form

Enclosed with this Notice of Compulsory Acquisition is the Transmittal and Election Form (PRINTED ON YELLOW PAPER) which, if completed and returned to Computershare at one of the addresses set out below so as to be received by 9:00 a.m. (Toronto time) on the Final Election Date, will constitute notice to the Cominar Acquisition Group and Canmarc of your election. IF YOU ARE A REMAINING UNITHOLDER AND YOU DO NOT NOTIFY THE COMINAR ACQUISITION GROUP OF YOUR ELECTION AS INDICATED ABOVE, OR IF AN ELECTION IS IMPROPERLY MADE, YOU WILL BE DEEMED TO HAVE ELECTED TO TRANSFER YOUR CANMARC UNITS TO THE COMINAR ACQUISITION GROUP ON THE BASIS OF THE CASH ALTERNATIVE REFERRED TO IN SUBPARAGRAPH (a)(i) ABOVE.

Make Your Election

(a)	Election to transfer each Canmarc Unit you own to the Cominar Acquisition Group on the basis of, at your option, (i) $16.50 in cash; or (ii) 0.7607 Cominar Units, subject to proration on the terms described above.

If you elect to transfer the Canmarc Units held by you to the Cominar Acquisition Group under clause (a) above, you should deliver, by the Final Election Date, to one of the addresses of Computershare set forth below:

(i)	the enclosed Transmittal and Election Form, duly completed to indicate your election to transfer the Canmarc Units held by you; and

(ii)	the certificate(s) representing the Canmarc Units held by you to Computershare, as depositary for the Compulsory Acquisition.

If neither box is checked on the Transmittal and Election Form, or if a completed Transmittal and Election Form is not included with your unit certificate(s), you will be deemed to have elected to transfer your Canmarc Units to the Cominar Acquisition Group on the basis of the Cash Alternative referred to in subparagraph (a)(i) above. In this case, cheque(s) to which you are entitled as consideration for your Canmarc Units will be mailed to you after receipt by Computershare from you of the certificate(s) representing your Canmarc Units.

(b)	Election to Demand Payment of Fair Value

If you elect to demand payment of fair value of your Canmarc Units under clause (b) above, you should deliver, by the Final Election Date, to one of the addresses of Computershare set forth below:

(i)	the enclosed Transmittal and Election Form, duly completed to indicate such election; and

(ii)	the certificate(s) representing the Canmarc Units held by you to Computershare, as depositary for the Compulsory Acquisition.

If you do not notify the Cominar Acquisition Group in accordance with clause (b) above by the Final Election Date, you will be deemed to have elected to transfer your Canmarc Units to the Cominar Acquisition Group on the basis of the Cash Alternative referred to in subparagraph (a)(i) above. In this case, cheque(s) to which you are entitled as consideration for your Canmarc Units will be mailed to you after receipt by Computershare from you of the certificate(s) representing your Canmarc Units.

An election to demand payment of fair value under clause (b) above involves an application to court. Such an election may only be made by a registered holder of Canmarc Units. If you wish to elect to demand payment of fair value of your Canmarc Units, you should consult with a lawyer or other professional advisor, as the provisions of section 6.26 of the Declaration of Trust are technical and complex and failure to comply strictly with the provisions thereof may prejudice your rights.

NOTICE TO REMAINING UNITHOLDERS IN THE UNITED STATES

THE COMINAR UNITS OFFERED UNDER THE OFFER AND THE COMPULSORY ACQUISITION ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) PROVIDED BY RULE 802 THEREUNDER. NO COMINAR UNITS WILL BE DELIVERED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF A PERSON IN THE UNITED STATES, UNLESS COMINAR IS SATISFIED THAT SUCH COMINAR UNITS MAY BE DELIVERED IN THE RELEVANT JURISDICTION IN RELIANCE UPON AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF THE RELEVANT U.S. STATE OR OTHER LOCAL JURISDICTION, OR ON A BASIS OTHERWISE DETERMINED TO BE ACCEPTABLE TO COMINAR IN ITS SOLE DISCRETION, AND WITHOUT SUBJECTING COMINAR TO ANY REGISTRATION, REPORTING OR SIMILAR REQUIREMENTS. WITHOUT LIMITATION OF THE FOREGOING, EXCEPT AS MAY BE OTHERWISE DETERMINED BY COMINAR IN ITS SOLE DISCRETION, COMINAR UNITS WILL NOT BE DELIVERED TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF INELIGIBLE UNITHOLDERS (AS DEFINED IN THE OFFER AND CIRCULAR). HOWEVER, INELIGIBLE UNITHOLDERS THAT WOULD OTHERWISE RECEIVE COMINAR UNITS IN EXCHANGE FOR THEIR CANMARC UNITS SHALL HAVE SUCH COMINAR UNITS ISSUED TO A SELLING AGENT, WHICH SHALL, AS AGENT FOR SUCH INELIGIBLE UNITHOLDERS, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL SUCH COMINAR UNITS ON THEIR BEHALF THROUGH THE FACILITIES OF THE TSX AND HAVE THE NET PROCEEDS OF SUCH SALE, LESS ANY APPLICABLE BROKERAGE COMMISSIONS, OTHER EXPENSES AND WITHHOLDING TAXES, DELIVERED TO SUCH INELIGIBLE

UNITHOLDERS. EACH INELIGIBLE UNITHOLDER FOR WHOM COMINAR UNITS ARE SOLD BY THE SELLING AGENT WILL RECEIVE AN AMOUNT EQUAL TO SUCH UNITHOLDER’S PRO RATA INTEREST IN THE NET PROCEEDS OF SALES OF ALL COMINAR UNITS SO SOLD BY THE SELLING AGENT. COMINAR WILL HAVE NO LIABILITY FOR ANY SUCH PROCEEDS RECEIVED OR THE REMITTANCE THEREOF TO SUCH INELIGIBLE UNITHOLDERS. ALL INELIGIBLE UNITHOLDERS MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR CANMARC UNITS ARE HELD OF THEIR STATUS AS AN INELIGIBLE UNITHOLDER. FAILURE BY AN INELIGIBLE UNITHOLDER TO INFORM SUCH UNITHOLDER’S BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH SUCH UNITHOLDER’S UNITS ARE HELD OF SUCH UNITHOLDER’S STATUS AS AN INELIGIBLE UNITHOLDER PRIOR TO THE FINAL ELECTION DATE WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH UNITHOLDER IS NOT A RESIDENT OF A U.S. STATE WHO IS NOT AN EXEMPT “INSTITUTIONAL INVESTOR” WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH SUCH UNITHOLDER IS A RESIDENT. ANY REMAINING UNITHOLDER IN THE UNITED STATES THAT DEPOSITS CANMARC UNITS USING A TRANSMITTAL OR ELECTION FORM THAT DOES NOT INDICATE WHETHER SUCH UNITHOLDER IS AN INELIGIBLE UNITHOLDER WILL BE DEEMED TO HAVE CERTIFIED THAT SUCH UNITHOLDER IS NOT AN INELIGIBLE UNITHOLDER. THE COMINAR UNITS ISSUED TO UNITHOLDERS UNDER THE OFFER AND IN CONNECTION WITH THE COMPULSORY ACQUISITION WILL BE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE U.S. SECURITIES ACT TO THE SAME EXTENT AND PROPORTION THAT CANMARC UNITS DEPOSITED BY SUCH UNITHOLDERS UNDER THE OFFER AND IN CONNECTION WITH THE COMPULSORY ACQUISITION ARE “RESTRICTED SECURITIES”. ACCORDINGLY, IF YOU DEPOSIT CANMARC UNITS UNDER THE OFFER OR AS PART OF THE COMPULSORY ACQUISITION THAT BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND, ANY COMINAR UNIT ISSUED TO YOU IN EXCHANGE FOR SUCH CANMARC UNITS SHALL ALSO BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND.

THE SECURITIES OFFERED UNDER THE OFFER AND IN CONNECTION WITH THE COMPULSORY ACQUISITION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR AND NOTICE OF COMPULSORY ACQUISITION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAN AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR

QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

The Offer and Compulsory Acquisition are being made for the securities of a Canadian entity that does not have securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer and Compulsory Acquisition are not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the U.S. Securities and Exchange Commission (the “SEC”) thereunder. The Offer and Compulsory Acquisition are made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Exchange Act, in accordance with Canadian corporate and tender offer rules. Remaining Unitholders resident in the United States should be aware that such requirements are different from those of the United States applicable to tender offers under the U.S. Exchange Act and the rules and regulations promulgated thereunder. Financial statements included herein or incorporated by reference have been prepared in accordance with Canadian generally accepted accounting principles or international financial reporting standards and thus may not be comparable to financial statements of United States companies. Remaining Unitholders resident of countries other than Canada, including the United States, should be aware that the disposition of Canmarc Units by them on the terms described herein may have tax consequences both in their country of residence and in Canada. Such consequences, including the effect of the Offer, the Compulsory Acquisition and the tender of the Canmarc Units by them, may not be fully described herein and such holders are urged to consult their tax advisors. See Section 22 of the Offer and Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Offer and Circular, “Certain United States Federal Income Tax Considerations”.

It may be difficult for Unitholders who are resident of countries other than Canada, including the United States, to enforce their rights and any claim they may have under laws other than Canadian laws, including, without limitation, United States federal securities laws, given that the Cominar Acquisition Group is formed of entities incorporated under the laws of Canada, Cominar is an unincorporated close-ended real estate investment trust governed by the laws of the Province of Québec and Canmarc is an unincorporated open-ended real estate investment trust governed by the laws of the Province of Québec, that the majority of the officers, directors and trustees of Cominar, the Cominar Acquisition Group and Canmarc reside in Canada, and that all or a substantial portion of the assets of the Cominar Acquisition Group, Cominar and Canmarc and the other above-mentioned persons are located in Canada. Remaining Unitholders who are resident of countries other than Canada, including the United States, may not be able to sue the Cominar Acquisition Group, Cominar, Canmarc or their respective officers, directors or trustees in a Canadian court for violation of laws, including United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court outside of Canada, including a court in the United States, or to enforce judgment obtained from a court located outside of Canada, including of a court of the United States.

YOU MUST, IN ALL EVENTS AND REGARDLESS OF WHICH ALTERNATIVE YOU ELECT, SEND ALL CERTIFICATES REPRESENTING YOUR CANMARC UNITS TO COMPUTERSHARE, AS AGENT FOR THE COMINAR ACQUISITION GROUP AND CANMARC, AT ONE OF THE FOLLOWING ADDRESSES WITHIN 20 DAYS AFTER YOU RECEIVE THIS NOTICE OF COMPULSORY ACQUISITION:

By Mail Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide St. E. Toronto, Ontario M5C 3H2 Attention: Corporate Actions	By Registered Mail, by Hand or by Courier Computershare Investor Services Inc. 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253

Overseas: 1-514-982-7555

E-mail: corporateactions@computershare.com

The method of delivery of certificate(s) representing Canmarc Units and the completed Transmittal and Election Form is at the option and risk of the Unitholder sending these documents. The Cominar Acquisition Group recommends that these documents be delivered by hand to Computershare and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Final Election Date to permit delivery to Computershare at or prior to 9:00 a.m. (Toronto time) on the Final Election Date. Delivery will only be effective upon actual physical receipt by Computershare.

If a unit certificate has been lost or destroyed, mutilated or mislaid, you should contact Computershare, which will provide replacement instructions. If a certificate has been lost or destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that Computershare may contact you.

If you complete and deliver to Computershare the Transmittal and Election Form with the certificates representing your Canmarc Units on or before 9:00 a.m. (Toronto time) on the Final Election Date, the cash and/or Cominar unit certificate to which you are entitled if you elect to transfer your Canmarc Units to the Cominar Acquisition Group will be sent to you by mail as promptly as reasonably practicable after the Final Election Date.

The foregoing is a summary only of the Compulsory Acquisition and is qualified in its entirety by the provisions of Section 6.26 of the Declaration of Trust. Section 6.26 of the Declaration of Trust is complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. You should review Section 6.26 of the Declaration of Trust for the full text of the relevant statutory provisions, and if you wish to be better informed about the provisions of Section 6.26 of the Declaration of Trust, you should consult your legal advisors.

Questions and requests for assistance may be directed to Computershare at the above address and telephone numbers.

Yours very truly,

(signed) Michel Dallaire

Michel Dallaire

Director, President and Chief Executive Officer

8012075 Canada Inc., 8012083

Canada Inc., 8012091 Canada Inc.,

8012105 Canada Inc., 8012113

Canada Inc., 8012121 Canada Inc.,

8012130 Canada Inc., 8012148

Canada Inc., 8012156 Canada Inc. and

8012164 Canada Inc.

THE INSTRUCTIONS ACCOMPANYING THIS TRANSMITTAL AND ELECTION FORM SHOULD BE READ CAREFULLY BEFORE THIS TRANSMITTAL AND ELECTION FORM IS COMPLETED. THIS TRANSMITTAL AND ELECTION FORM IS FOR USE IN TRANSFERRING TRUST UNITS OF CANMARC REAL ESTATE INVESTMENT TRUST IN CONNECTION WITH THE COMPULSORY ACQUISITION (AS DEFINED BELOW).

TRANSMITTAL AND ELECTION FORM

for Transfer of

all of the issued and outstanding trust units

(together with associated rights issued under any unitholder rights plan)

(the “Canmarc Units”)

of

CANMARC REAL ESTATE INVESTMENT TRUST

Pursuant to the Compulsory Acquisition made by

COMINAR ACQUISITION GROUP

(as defined below)

USE THIS TRANSMITTAL AND ELECTION FORM TO TRANSFER A TRUST UNIT CERTIFICATE

(AND/OR RIGHTS CERTIFICATE, IF APPLICABLE)

UNITHOLDERS WHO TRANSFER CANMARC UNITS AND MAKE AN ELECTION

THROUGH A BOOK-ENTRY WILL BE DEEMED TO HAVE COMPLETED AND

SUBMITTED A TRANSMITTAL AND ELECTION FORM AND BE BOUND BY THE TERMS HEREOF

TO: 8012075 CANADA INC., 8012083 CANADA INC., 8012091 CANADA INC., 8012105 CANADA INC., 8012113 CANADA INC., 8012121 CANADA INC., 8012130 CANADA INC., 8012148 CANADA INC., 8012156 CANADA INC., 8012164 CANADA INC. AND CANMARC REAL ESTATE INVESTMENT TRUST, c/o COMPUTERSHARE INVESTOR SERVICES INC., at one of the addresses set out herein

Reference is made to (i) the offer dated December 2, 2011, as amended by the Notice of Variation and Extension dated January 16, 2012 and the Notice of Extension dated January 27, 2012 (collectively, the “Offer”) of 8012075 Canada Inc., 8012083 Canada Inc., 8012091 Canada Inc., 8012105 Canada Inc., 8012113 Canada Inc., 8012121 Canada Inc., 8012130 Canada Inc., 8012148 Canada Inc., 8012156 Canada Inc. and 8012164 Canada Inc. (collectively, the “Cominar Acquisition Group”), each a wholly-owned subsidiary of Cominar Real Estate Investment Trust (“Cominar”), to purchase solidarily (jointly and severally) all of the issued and outstanding trust units of Canmarc Real Estate Investment Trust (“Canmarc”), other than any trust unit of Canmarc owned directly or indirectly by Cominar and the Cominar Acquisition

Group, and all trust units of Canmarc that became issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise, conversion or exchange of Convertible Securities (together with the rights associated with trust units of Canmarc) (the “Rights”) issued under the existing unitholder rights plans of Canmarc or any other unitholder rights plan which may be adopted by Canmarc, (collectively, the “Canmarc Units”), and accompanying circular, as same was amended by the Notice of Variation and Extension of the Cominar Acquisition Group dated January 16, 2012 and the Notice of Extension of the Cominar Acquisition Group dated January 27, 2012 (the “Circular”, and together with the Offer, the “Offer and Circular”) and (ii) the notice of compulsory acquisition of the Cominar Acquisition Group dated February 10, 2012 (the “Notice of Compulsory Acquisition”), relating to the acquisition (the “Compulsory Acquisition”) by the Cominar Acquisition Group of all of the Canmarc Units which the Cominar Acquisition Group did not acquire under the Offer, on the basis of, at the option of each holder of Canmarc Units (each, a “Unitholder”), (A) $16.50 in cash; or (B) 0.7607 trust units of Cominar (the “Cominar Units”), subject to proration on the terms described in the Offer.

Capitalized terms used but not otherwise defined in this Transmittal and Election Form which are defined in the Offer and Circular have the respective meanings set out in the Offer and Circular, which is available in Canmarc’s filings at www.sedar.com.

Unitholders whose Canmarc Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance to take the necessary steps to make an election hereunder.

Please complete the page entitled “Unitholder Information and Instructions” and each of the Blocks and Boxes of this Transmittal and Election Form. IF YOUR TRANSMITTAL AND ELECTION FORM (OR OTHER WRITTEN NOTICE OF DEMAND, IF APPLICABLE) IS NOT PROPERLY COMPLETED AND RECEIVED BY COMPUTERSHARE INVESTOR SERVICES INC. (“COMPUTERSHARE”) ON OR BEFORE 9:00 A.M. (TORONTO TIME) WITHIN 20 DAYS OF YOUR RECEIPT OF THIS TRANSMITTAL AND ELECTION FORM NAMELY ON OR BEFORE MARCH 15, 2012 (THE “FINAL ELECTION DATE”), YOU WILL BE DEEMED TO HAVE ELECTED TO TRANSFER YOUR CANMARC UNITS TO THE COMINAR ACQUISITION GROUP ON THE BASIS OF THE CASH ALTERNATIVE (AS DEFINED BELOW).

NOTICE TO UNITHOLDERS RESIDENT IN THE UNITED STATES AND OTHER NON-CANADIAN JURISDICTIONS

THE COMINAR UNITS OFFERED AS PART OF THE COMPULSORY ACQUISITION ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) PROVIDED BY RULE 802 THEREUNDER. NO COMINAR UNITS WILL BE DELIVERED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF A PERSON IN THE UNITED STATES, UNLESS COMINAR IS SATISFIED THAT SUCH COMINAR UNITS MAY BE DELIVERED IN THE RELEVANT JURISDICTION IN RELIANCE UPON AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF THE RELEVANT U.S. STATE OR OTHER LOCAL JURISDICTION, OR ON A BASIS OTHERWISE DETERMINED TO BE ACCEPTABLE TO COMINAR IN ITS SOLE DISCRETION, AND WITHOUT SUBJECTING COMINAR TO ANY REGISTRATION, REPORTING OR SIMILAR REQUIREMENTS. WITHOUT LIMITATION OF THE FOREGOING, EXCEPT AS MAY BE OTHERWISE DETERMINED BY COMINAR IN ITS SOLE DISCRETION, COMINAR UNITS WILL NOT BE DELIVERED TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF INELIGIBLE UNITHOLDERS (AS DEFINED BELOW). HOWEVER, INELIGIBLE UNITHOLDERS THAT WOULD OTHERWISE RECEIVE COMINAR UNITS IN EXCHANGE FOR THEIR CANMARC UNITS SHALL HAVE SUCH COMINAR UNITS ISSUED TO A SELLING AGENT, WHICH SHALL, AS AGENT FOR SUCH UNITHOLDERS, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL SUCH COMINAR UNITS ON THEIR BEHALF THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE AND HAVE THE NET PROCEEDS OF SUCH SALE, LESS ANY APPLICABLE BROKERAGE COMMISSIONS, OTHER EXPENSES AND WITHHOLDING TAXES, DELIVERED TO SUCH UNITHOLDERS. EACH UNITHOLDER FOR WHOM COMINAR UNITS ARE SOLD BY THE SELLING AGENT WILL RECEIVE AN AMOUNT EQUAL TO SUCH UNITHOLDER’S PRO RATA INTEREST IN THE NET PROCEEDS OF SALES OF ALL COMINAR UNITS SO SOLD BY THE SELLING AGENT. COMINAR WILL HAVE NO LIABILITY FOR ANY SUCH PROCEEDS RECEIVED OR THE REMITTANCE THEREOF TO SUCH UNITHOLDERS. ALL INELIGIBLE UNITHOLDERS MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR CANMARC UNITS ARE HELD OF THEIR STATUS AS AN INELIGIBLE UNITHOLDER. FAILURE BY AN INELIGIBLE UNITHOLDER TO INFORM SUCH UNITHOLDER’S BROKER,

FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH SUCH UNITHOLDER’S UNITS ARE HELD OF SUCH UNITHOLDER’S STATUS AS AN INELIGIBLE UNITHOLDER PRIOR TO THE EXPIRY TIME WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH UNITHOLDER IS NOT A RESIDENT OF A U.S. STATE WHO IS NOT AN EXEMPT “INSTITUTIONAL INVESTOR” WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH SUCH UNITHOLDER IS A RESIDENT. ANY UNITHOLDER IN THE UNITED STATES THAT DEPOSITS CANMARC UNITS USING THIS TRANSMITTAL AND ELECTION FORM THAT DOES NOT INDICATE WHETHER SUCH UNITHOLDER IS AN INELIGIBLE UNITHOLDER WILL BE DEEMED TO HAVE CERTIFIED THAT SUCH UNITHOLDER IS NOT AN INELIGIBLE UNITHOLDER. THE COMINAR UNITS ISSUED TO UNITHOLDERS AS PART OF THE COMPULSORY ACQUISITION WILL BE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE U.S. SECURITIES ACT TO THE SAME EXTENT AND PROPORTION THAT CANMARC UNITS DEPOSITED BY SUCH UNITHOLDERS UNDER AS PART OF THE COMPULSORY ACQUISITION ARE “RESTRICTED SECURITIES”. ACCORDINGLY, IF YOU DEPOSIT CANMARC UNITS AS PART OF THE COMPULSORY ACQUISITION THAT BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND, ANY COMINAR UNIT ISSUED TO YOU IN EXCHANGE FOR SUCH CANMARC UNITS SHALL ALSO BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND.

An “Ineligible Unitholder” is a Unitholder for which the investment decision to deposit Canmarc Units under the Offer or as part of the Compulsory Acquisition is made by a resident of a U.S. state or other U.S. jurisdiction or other non-Canadian jurisdiction in which the Cominar Acquisition Group is not satisfied, in its sole discretion, that the Cominar Units may be lawfully delivered in reliance upon available exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the relevant U.S. state or other U.S. jurisdiction or other country, or on a basis otherwise determined to be acceptable to the Cominar Acquisition Group in its sole discretion, and without subjecting the Cominar Acquisition Group to any registration, reporting or similar requirements (without limitation of the foregoing, an Ineligible Unitholder shall include any Unitholder who is a resident of the United States and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of the Unitholder’s U.S. jurisdiction). Unitholders resident of countries other than Canada, including the United States, should be aware that the disposition of Canmarc Units by them on the terms described herein may have tax consequences both in their country of residence and in Canada. Such consequences, including the effect of the Offer, the Compulsory Acquisition and the tender of the Canmarc Units by them, may not be fully described herein and such holders are urged to consult their tax advisors. See Section 22 of the Offer and Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Offer and Circular, “Certain United States Federal Income Tax Considerations”.

US Unitholders and Substitute Form W-9

United States federal income tax law generally requires a U.S. Unitholder who receives cash in exchange for Canmarc Units to provide Computershare, as depositary, with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Unitholder who is an individual, is generally the individual’s social security number. If Computershare, as depositary, is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return.

To prevent backup withholding, each U.S. Unitholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Unitholder to certify under penalties of perjury, (i) that the TIN provided is correct (or that such Unitholder is awaiting a TIN), (ii) that (A) the Unitholder is exempt from backup withholding; (B) the Unitholder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (C) the Internal Revenue Service has notified the Unitholder that he is no longer subject to backup withholding; and (iii) that the Unitholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Canmarc Units are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report. If a U.S. Unitholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, Computershare, as depositary, may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to Computershare, as depositary, and if it is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If a Unitholder has a U.S. address, but is not a U.S. Unitholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from Computershare, as depositary.

A UNITHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS TRANSMITTAL AND ELECTION FORM OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE COMPULSORY ACQUISITION. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. COMPUTERSHARE, AS DEPOSITARY, CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, UNITHOLDERS ARE HEREBY NOTIFIED THAT: (I) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN BY THE COMINAR ACQUISITION GROUP TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE U.S. INTERNAL REVENUE CODE; AND (II) THESE DISCUSSIONS WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER AND THE COMPULSORY ACQUISITION; AND (III) EACH TAXPAYER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON ITS PARTICULAR CIRCUMSTANCES.

UNITHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Transmittal and Election Form, please review carefully and complete the following boxes, as appropriate

BLOCK A PAYMENT INSTRUCTIONS ISSUE CHEQUE IN THE NAME OF: (please print or type)	BLOCK B DELIVERY INSTRUCTIONS SEND CHEQUE (Unless Block “D” is checked) TO: ☐ Same as address in Block “A” or to:
(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province or State)	(City and Province or State)
(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)
(Telephone — Business Hours)	(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)	(Tax Identification, Social Insurance or Social Security Number)

BLOCK C TAXPAYER IDENTIFICATION NUMBER U.S. residents/citizens must provide their Taxpayer Identification Number	☐ BLOCK D SPECIAL PICK-UP INSTRUCTIONS HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF COMPUTERSHARE, AS DEPOSITARY, WHERE THIS TRANSMITTAL AND ELECTION FORM IS DEPOSITED (check box)

(Taxpayer Identification Number)

If you are a U.S. Unitholder or are acting on behalf of a U.S. Unitholder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Unitholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding.

BLOCK E

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐ CHECK HERE IF CANMARC UNITS ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE OFFICE OF COMPUTERSHARE, AS DEPOSITARY, AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Notice of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

BLOCK F

U.S. UNITHOLDERS — TAX

INDICATE WHETHER OR NOT YOU ARE A U.S. UNITHOLDER OR ARE ACTING ON BEHALF OF A U.S. UNITHOLDER:

☐	The person signing this Transmittal and Election Form represents that it is not a U.S. Unitholder, is not acting on behalf of a U.S. Unitholder and does not have a U.S. address; or

☐	The person signing this Transmittal and Election Form represents that it is a U.S. Unitholder, is acting on behalf of a U.S. Unitholder or has a U.S. address.

IF YOU ARE A U.S. UNITHOLDER OR ARE ACTING ON BEHALF OF A U.S. UNITHOLDER, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT COMPUTERSHARE OR KINGSDALE SHAREHOLDER SERVICES INC.

BLOCK G

UNITHOLDERS RESIDENT IN THE U.S. OR OTHER NON-CANADIAN JURISDICTIONS

If you are a Unitholder resident in the U.S. or other non-Canadian jurisdiction or are acting on behalf of a Unitholder resident in the U.S. or other non-Canadian jurisdiction, or if the address for delivery of the Cominar Units set out in Block B above is in the United States or an other non-Canadian jurisdiction, you represent that the person making the investment decision to deposit Canmarc Units in connection with the Compulsory Acquisition is resident in the state or other jurisdiction listed in Block A above, unless you check the following box and list below the state or other jurisdiction in which such person is resident. If you are acting on behalf of multiple persons located in multiple jurisdictions, please indicate each applicable jurisdiction and the number of Canmarc Units for each jurisdiction.

☐

The person signing this Transmittal and Election Form represents that the person(s) making the investment decision to deposit Canmarc Units in connection with the Compulsory Acquisition is (are) resident in the following state(s) or other jurisdiction(s):

☐	The person signing this Transmittal and Election Form represents that the person(s) making the investment decision to deposit Canmarc Units in connection with the Compulsory Acquisition is (are) not (an) Ineligible Unitholder(s).

YOU ACKNOWLEDGE THAT THE COMINAR ACQUISITION GROUP IS RELYING ON THE FOREGOING REPRESENTATIONS IN DETERMINING WHETHER YOU ARE ELIGIBLE TO RECEIVE COMINAR UNITS. YOU ACKNOWLEDGE AND AGREE THAT IF THE COMINAR ACQUISITION GROUP DETERMINES, IN ITS SOLE DISCRETION, THAT YOU ARE AN INELIGIBLE UNITHOLDER, OR IF THIS BLOCK G IS PARTIALLY COMPLETED OR IS COMPLETED BUT IS ILLEGIBLE, THE COMINAR ACQUISITION GROUP IS ENTITLED TO TREAT YOU AS BEING AN INELIGIBLE UNITHOLDER AND ELIGIBLE TO RECEIVE ONLY A CHEQUE IN THE MANNER OUTLINED HEREIN AND IN THE OFFER AND CIRCULAR.

BOX 1

ELECTION OF CONSIDERATION OR DEMAND FOR PAYMENT

Pursuant to Section 6.26 of the Amended and Restated Declaration of Trust of Canmarc dated May 25, 2010, as further amended as of May 11, 2011 (the “Declaration of Trust”), the undersigned holder of Canmarc Units elects as follows in respect of the Canmarc Units referred to in Box 2 and represented by the enclosed certificate(s):

Unitholders may choose only ONE of the choices below:

☐ Choice A — The CASH ALTERNATIVE

Unitholders who check this box will transfer such Canmarc Units to the Cominar Acquisition Group and will receive $16.50 in cash for each of such Canmarc Units.

☐ Choice B — The UNIT ALTERNATIVE

Unitholders who check this box will transfer such Canmarc Units to the Cominar Acquisition Group and will receive 0.7607 Cominar Units for each of such Canmarc Units (subject to proration on the terms described in the Notice of Compulsory Acquisition).

☐ Choice C — The COURT APPRAISAL ALTERNATIVE

Unitholders who check this box elect to demand payment of the fair value of such Canmarc Units in accordance with subsections 6.26 (i) to (r) of the Declaration of Trust, and hereby notify the Cominar Acquisition Group of such election.*

*	This or other written notice of an election to demand payment of the fair value of the Canmarc Units represented by the enclosed certificate(s) must be given to Computershare at one of the addresses set out herein so as to be received by no later than 9:00 a.m. (Toronto time) on the Final Election Date, failing which the holder will be deemed to have elected to transfer the holder’s Canmarc Units to the Cominar Acquisition Group on the basis of the Cash Alternative.

If your Transmittal and Election Form (or other written notice of demand, if applicable) is not properly completed and received by Computershare on or before 9:00 a.m. (Toronto time) on the Election Final Date, or if you do not make an election in Box 1 of your Transmittal and Election Form, you will be deemed to have elected to transfer your Canmarc Units to the Cominar Acquisition Group on the basis of the Cash Alternative.

BOX 2 DESCRIPTION OF CANMARC UNITS (Please print or type. If space is insufficient, please attach a list to this Transmittal and Election Form in the form below.)

Certificate Number(s) (if available)*	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of Canmarc Units Represented by Certificate(s)*	Number of Canmarc Units Deposited**

Total:

*	You do not need to complete these columns in respect of Canmarc Units deposited by book-entry transfer.
**	If you desire to deposit fewer than all Canmarc Units evidenced by any certificate(s) listed above, please indicate in this column the number of Canmarc Units you wish to deposit. Unless otherwise indicated, the total number of Canmarc Units evidenced by all certificates delivered will be deemed to have been deposited.

Unless waived by the Cominar Acquisition Group, Unitholders are required to deposit one Right for each Canmarc Unit deposited in connection with the Compulsory Acquisition in order to effect a valid deposit of such Canmarc Unit. No additional payment will be made for the Rights and no amount of the consideration to be paid by the Cominar Acquisition Group for the Canmarc Units will be allocated to the Rights. The following procedures must be followed in order to effect the valid deposit of the Rights associated with the Canmarc Units:

a)	if the Separation Time under the relevant Unitholders Rights Plans has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Canmarc, a deposit of Canmarc Units will also constitute a deposit of the associated Rights;

b)	if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Canmarc prior to the time Canmarc Units are deposited in connection with the Compulsory Acquisition, Rights Certificates representing Rights equal in number to the number of Canmarc Units deposited must be delivered with the Transmittal and Election Form or a Book-Entry Confirmation must be received by Computershare, as depositary, with respect thereto; and

c)	if the Separation Time occurs before the Expiry Time and Rights Certificates have not been distributed by the time Canmarc Units are deposited in connection with the Compulsory Acquisition, or the Rights Certificates have been distributed but not received by the Unitholder making the deposit, the Unitholder may deposit its Rights before receiving Rights Certificates by using the guaranteed delivery procedure.

Note that, in any case, a deposit of Canmarc Units hereunder constitutes an agreement by the Unitholder making the deposit to deliver Rights Certificates representing Rights equal in number to the number of Canmarc Units deposited by the Unitholder, or a Book-Entry Confirmation must be received by Computershare, as depositary with respect thereto, on or before the third trading day on the Toronto Stock Exchange after the date, if any, that Rights Certificates are distributed. The Cominar Acquisition Group reserves the right to require, if the Separation Time occurs before the Expiry Time, that Computershare, as depositary, receive from the Unitholder making the deposit, prior to taking up the Canmarc Units deposited by such Unitholder for payment pursuant to the Compulsory Acquisition, Rights Certificates (or a Book-Entry Confirmation) from the Unitholder representing Rights equal in number to the Canmarc Units deposited by the Unitholder.

BOX 3

DESCRIPTION OF THE RIGHTS DEPOSITED*

(Please print or type. If space is insufficient, please attach a list to this Transmittal and Election Form in the form below.)

Certificate Number(s) (if available)*	Name(s) in Which Certificate(s) is (are) Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))*	Number of Rights Represented by Certificate(s)**	Number of Rights Deposited*

Total:

*	You do not need to complete this box if the Separation Time has not occurred prior to the Expiry Time and Rights Certificates have not been issued by Canmarc because in that case a deposit of Canmarc Units by the undersigned will also constitute a deposit of all of the associated Rights.
**	You do not need to complete these columns in respect of Rights deposited by book-entry transfer.

DATED this ______ day of _______________, 2012.

Signature of Holder of Canmarc Units

Name (please print)

Address (please print)

SUBSTITUTE FORM W-9

TO BE COMPLETED BY U.S. UNITHOLDERS ONLY

SUBSTITUTE FORM W- 9 Payer’s Request for Taxpayer Identification Number and Certification

Part 1 — Taxpayer Identification

Number (“TIN”) — ENTER YOUR TIN

IN THE BOX AT RIGHT. (For most

individuals, this is your social security

number. If you do not have a TIN, see

“Obtaining a Number” in the Guidelines

included in this form.) CERTIFY BY

SIGNING AND DATING BELOW.

Note: If the account is in more than one

name, see the chart in the enclosed

Guidelines to determine which number to

give the payer.

––––––––––––––––––––––––––––––

Social Security Number(s)

(If awaiting TIN, write “Applied

For”)

OR

–––––––––––––––––––––––––––––

Employer Identification Number(s)

(If awaiting TIN, write “Applied

For”)

Part 2 — For payees exempt from backup withholding, please write “exempt” here (see Instructions):

Name

Business Name (if appropriate)

Please Check Appropriate box:

☐ Individual/Sole Proprietor

☐ C Corporation

☐ S Corporation

☐ Partnership

☐ Trust-Estate

☐ Limited liability company (Enter the tax classification: S = S corporation; C = corporation; P = partnership)

☐ Other

Address

City State Zip Code_________

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (including a U.S. resident alien).
Signature of U.S. person Date , 2012
NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE COMPULSORY ACQUISITION. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS TRANSMITTAL AND ELECTION FORM.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE

“APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me may be withheld.

Signature___________________________________________

Date ___________________, 2012

FOR U.S. UNITHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payer—Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For This Type of Account:	Give Name and Taxpayer Identification Number of

1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5. Sole proprietorship or a disregarded entity	The owner(3)

6. A valid trust, estate, or pension trust	The legal entity(4)

7. Corporation (or LLC electing corporate status on Form 8832)	The corporation

8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

9. Partnership or multi-member LLC treated as a partnership	The partnership

10. A broker or registered nominee	The broker or nominee

11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number.
(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Obtaining a Number

If you do not have a taxpayer identification number, you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can find information about applying for an EIN online by accessing the IRS website at www.irs.gov, clicking on Business, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing;

(iii)	An international organization or any agency or instrumentality thereof;

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;

(v)	A corporation;

(vi)	A financial institution;

(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)	A real estate investment trust;

(ix)	A common trust fund operated by a bank under Section 584(a);

(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A custodian

(xii)	A futures commission merchant registered with the Commodity Futures Trading Commission;

(xiii)	A foreign central bank of issue; and

(xiv)	A trust exempt from tax under Section 664 or described in Section 4947

Exempt payees described above must file a Substitute Form W-9 included in this Transmittal and Election Form to avoid possible erroneous backup withholding. TO FILE THIS FORM WITH COMPUTERSHARE, AS DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO COMPUTERSHARE, AS DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you may be subject to a penalty of U.S. $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you may be subject to a U.S. $500 penalty.

(3)	Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

SEND YOUR TRANSMITTAL AND ELECTION FORM TO COMPUTERSHARE AT ONE OF THE FOLLOWING ADDRESSES:

By Mail Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide St. E. Toronto, Ontario M5C 3H2 Attention: Corporate Actions	By Hand, by Registered Mail or by Courier Computershare Investor Services Inc. 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253

Overseas: 1-514-982-7555

E-mail: corporateactions@computershare.com

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit and Number

1.1	Press Release, dated November 28, 2011*

1.2	Advertisement, dated December 2, 2011*

1.3	Press Release, dated December 2, 2011*

1.4	Press Release dated January 12, 2012***

1.5	Press Release dated January 16, 2012****

1.6	Press Release dated January 27, 2012*****

1.7	Press Release dated February 7, 2012******

2.1	Annual Information Form of Cominar Real Estate Investment Trust (“Cominar”) dated March 30, 2011 for the year ended December 31, 2010*

2.2

Comparative audited consolidated financial statements of Cominar for the years ended December 31, 2010 and 2009, together with the notes thereto and the auditors’ report thereon, and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Cominar*

2.3

Unaudited condensed interim consolidated financial statements of Cominar for the three and nine months ended September 30, 2011 and 2010, together with the notes thereto and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Cominar*

2.4	Management Information Circular of Cominar dated March 30, 2011, prepared in connection with Cominar’s annual and special meeting of Unitholders held on May 17, 2011*

2.5	Material Change Report of Cominar, dated December 2, 2011 with respect to the acquisition of Canmarc Units, the announcement of the intention to make the Offer and the making of the Offer*

2.6	Material Change Report of Cominar dated December 6, 2011 with respect to a prospectus offering of 5,734,000 Cominar Units**

*	Previously furnished as an exhibit to the filing person’s Form CB submitted to the SEC on December 5, 2011.
**	Previously furnished as an exhibit to Amendment No. 1 to the filing person’s Form CB submitted to the SEC on December 15, 2011.
***	Previously furnished as an exhibit to Amendment No. 2 to the filing person’s Form CB submitted to the SEC on January 13, 2012.
****	Previously furnished as an exhibit to Amendment No. 3 to the filing person’s Form CB submitted to the SEC on January 17, 2012.
*****	Previously furnished as an exhibit to Amendment No. 4 to the filing person’s Form CB submitted to the SEC on January 30, 2012.
******	Previously furnished as an exhibit to Amendment No. 5 to the filing person’s Form CB submitted to the SEC on February 8, 2012.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Cominar concurrently with the furnishing of Form CB on December 5, 2011.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMINAR REAL ESTATE INVESTMENT TRUST

By: /s/ Michel Paquet
Name:	Michel Paquet
Title:	Senior Executive Vice-President and Secretary

Date: February 10, 2012